EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the September 30, 2023 Condensed Consolidated Financial Statements of TC Energy Corporation
September 30, 2023

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended September 30, 2023 and is based on unaudited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratio has been prepared based on net income:

September 30, 2023

Earnings coverage on long-term debt and current liabilities	1.2 times

The Corporation’s interest obligations for the twelve-month period ended September 30, 2023 amounted to approximately $3.277 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.875 billion for the twelve-month period ended September 30, 2023, which is 1.2 times the Corporation’s interest requirements for that period.